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For 'Intro Bruce':

I hope this note finds you well! As many of you may know, I have decided to jump back into the travel technology space with both feet. After understanding how solid our tech is, the amazing people involved, and BTP's position in the industry, taking the role of CEO was an easy decision to make. My founding partner at GetThere, Dan Whaley, is the Chairman of our Board, so we are literally getting the band back together! Check out this video.

For 'Intro Team (option)':

As my closest family and friends, you know how excited I am to be working at BTP Automation. Being a part of something that will change the travel industry is beyond what I could have dreamed of, and I feel incredibly honored and grateful to be working towards this every day. Check out this video to learn more about why Bruce and Dan are getting the band back together to change the industry again.

For body paragraph:

We have decided to raise our next round of funding through a Community Round campaign on the Wefunder platform. This is a great way to raise capital and share the opportunity with our community. You can read all about us on our campaign page here, and any amount is welcome, starting at $100! That is the beauty of crowdfunding.

This is a private phase of the campaign where our friends and family and our network get a chance to get in early. After this, Wefunder opens it to their entire community, which is thousands and thousands of investors.

Thank you for joining me to be a part of something special.

Please feel free to reach out to me if you have any questions.

YOUR CLOSING